METALLA REPORTS FINANCIAL RESULTS FOR THREE MONTHS ENDED MARCH
31, 2021 AND PROVIDES ASSET UPDATES

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
May 14, 2021

Vancouver, Canada: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the three months ended March 31, 2021. For complete details of the condensed interim consolidated financial statements and accompanying management's discussion and analysis for the three months ended March 31, 2021, please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at http://www.metallaroyalty.com/.

Brett Heath, President, and CEO of Metalla, commented, "The first quarter of 2021 represents another major step in growth for Metalla's royalty portfolio with a record four transactions completed, adding five high-quality development royalties all being advanced by major mining companies. These acquisitions provide for a material boost in Metalla's net asset value and provide additional organic growth as the operators continue to advance these projects towards production."

FINANCIAL HIGHLIGHTS

During the three months ended March 31, 2021, and the subsequent period, the Company:

  increased the number of royalties and streams held to a total of 68 precious metal assets through the following notable transactions:
  subsequent to March 31, 2021, acquired an existing 2.5% NSR royalty on Minera Alamos Ltd.'s La Fortuna project ("La Fortuna"), from Argonaut Gold Ltd. for aggregate consideration of $2.25 million in cash, of which $1.25 million was paid upon closing and the remaining $1.0 million is payable six months after closing. The 2.5% NSR, which is capped at $4.5 million, will be in addition to Metalla's uncapped 1.0% NSR royalty to increase the total royalty exposure to 3.5% on the La Fortuna project;

  acquired an existing 0.5% NSR royalty on Barrick Gold Corp.'s ("Barrick") Del Carmen project, which is part of the 9Moz Au Alturas-Del Carmen project in the prolific El Indio belt in the San Juan province of Argentina, from Coin Hodl Inc. for a total consideration of C$1.6 million in cash;(1)
  acquired an existing 0.75% GVR royalty on Eldorado Gold Corp.'s 2Moz Au Tocantinzinho project located in the Tapajos district in the State of Para in northern Brazil, from Sailfish Royalty Corp. for a total consideration of $9.0 million in cash, of which $6.0 million was paid by Metalla on closing and  the remaining $3.0 million was paid subsequent to March 31, 2021;(2)
  acquired an existing 1.0%-2.0% NSR royalty on OZ Minerals 1.7Moz Au CentroGold project ("CentroGold") located in the State of Maranhão in northern Brazil, from Jaguar Mining Inc. for total consideration of $7.0 million in cash and with additional contingent payments of up to $11.0 million comprised of shares and cash subject to the successful completion of certain milestones in respect of the CentroGold project;(3) and acquired an existing 0.45% NSR royalty on Agnico Eagle Mines Ltd.'s ("Agnico") Amalgamated Kirkland property in its Kirkland Lake project, and an existing 0.45% NSR royalty on Kirkland Lake Gold's North Amalgamated Kirkland property ("North AK Property") at its Macassa mine, from private third parties for total consideration of C$0.7 million in cash.(4)
  from inception to March 31, 2021, the Company had distributed 1,314,193 common shares under its original at-the-market program (the “2020 ATM Program”) at an average price of $9.88 per share for gross proceeds of $13.0 million.  As of today, the Company has distributed a total of 1,809,300 common shares under the 2020 ATM program for gross proceeds of $17.4 million. The Company intends to terminate the 2020 ATM Program and establish a new at-the-market program (the “2021 ATM Program”) with a syndicate of agents. Under the 2021 ATM Program the Company is expecting to distribute up to $35.0 million (or the equivalent in Canadian dollars) in common shares of the Company. After establishing the 2021 ATM Program, the Company will have no continuing obligations under the 2020 ATM Program and the remaining $2.6 million of common shares authorized for sale under the 2020 ATM Program will not be issued;
  received or accrued payments on 731 (February 29, 2020 - 698) attributable gold equivalent ounces at an average realized price of $1,751 (February 29, 2020 - $1,603) and average cash cost of $12 (February 29, 2020 - $541) per attributable gold equivalent oz. (see non-IFRS Financial Measures);
  generated operating cash margin of $1,739 (February 29, 2020 - $1,061) per attributable gold equivalent ounce from the Wharf, Joaquin, and COSE royalties, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), the Higginsville derivative royalty asset, and other royalty interests (see non-IFRS Financial Measures);

  recognized revenue from royalty and stream interests, including fixed royalty payments, of $0.7 million (February 29, 2020 - $1.0 million), net loss of $2.4 million (February 29, 2020 - $1.6 million), and adjusted EBITDA of negative $0.5 million (February 29, 2020 - negative $0.1 million) (see non-IFRS Financial Measures);
  recognized payments due (not included in revenue) from the Higginsville derivative royalty asset of $0.5 million (February 29, 2020 - $Nil) (see non-IFRS Financial Measures); and
  converted C$5.0 million outstanding on the Beedie Capital amended loan facility (the "Beedie Loan Facility") at C$9.90 per share for a total of 505,050 common shares and completed a draw down for an additional C$5.0 million from the Beedie Loan Facility with a conversion price of C$14.30 per share, representing a 20% premium above the 30-day volume-weighted average price of the Company's common shares on the date of the draw down in accordance with the terms of the Beedie Loan Facility. The Company obtained TSXV approval for the foregoing C$5.0 million draw down. As at the date of this News Release, the Company has a total of C$5.0 million outstanding under the Beedie Loan Facility bearing interest at a rate of 8% per annum with a remaining C$15.0 million available on standby under the Beedie Loan Facility.

ASSET UPDATES

Wharf Royalty

On April 28, 2021, Coeur Mining Inc. ("Coeur") reported in a Form 8-K news release, that Wharf produced 19,035 ounces of gold at 0.93 g/t during the first quarter of 2021, in line with the production guidance range of 85-95 Koz for 2021. Activities during the quarter included exploration and infill drilling at the Portland Ridge target in the southern edge of the operation where RC drilling completed 11,775 metres of drilling. Upon completion of infill drilling at Portland Ridge, Coeur plans to shift its focus to the Flossie area, west of Portland Ridge, and the Juno area, located on the north side of Wharf for exploration and infill drilling.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Higginsville Royalty

On April 15, 2021, Karora Resources Inc. announced first quarter production from its Higginsville and Beta Hunt mines of 24,594 ounces of gold, in line with 2021 production guidance of 105-115Koz for 2021.

Metalla holds a 27.5% PPR royalty interest on the difference between the London PM fix gold price and A$1,340/oz on the first 2.5 Koz per quarter until a cumulative total of 34.0 Koz of gold at the Higginsville operation have been delivered. As at March 31, 2021, 6.6 Koz had been delivered.

New Luika Silver Stream

On April 21, 2021, Shanta Gold Limited (“Shanta”) announced first quarter production of 14,641 ounces of gold, with the ongoing ramp-up of the new third mill at New Luika aiding in the increased throughput for the quarter. 2021 production guidance has been set at approximately 80 Koz of gold. In addition, drilling at the Luika deposit added 76,461 ounces of new indicated resources grading 7.97 g/t, net of depletion. Significant drill results at the Luika deposit include 11.27 g/t gold over 9.29 metres. Further drilling is planned at Luika and Porcupine South for the second quarter to target conversion of inferred resources into measured and indicated resources. On April 19, 2021, Shanta reported an updated indicated resource of 355 Koz at 3.56 g/t gold and an inferred resource of 70 Koz at 3.05 g/t gold at the Luika deposits.

Metalla holds a 15% interest in Silverback Ltd. whose sole business is receipt and distribution of a silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Endeavor Silver Stream

On April 28, 2021, Sandfire Resources Limited (“Sandfire”) reported that exploration work included prospect generation and review and the acquisition of drillhole electromagnetic (“DHEM”) data south of the Endeavor mine. Sandfire interpreted and modelled additional historic DHEM data to generate additional areas requiring investigation in close proximity to the Endeavor orebody. On February 25, 2021, Sandfire reported diamond drilling was conducted during Q4 2020 to provide DHEM survey platforms targeting potential extensions to the Endeavor mine’s mineralization.

Metalla has the right to buy 100% of the silver production up to 20 million ounces (12.6 million ounces remaining under the contract for delivery) from the Endeavor Mine for an operating cost contribution of $1.00 per ounce of payable silver, indexed annually for inflation, plus a further increment of 50% of the silver price in excess of $7.00 per oz.

Santa Gertrudis

On April 29, 2021, Agnico announced drilling in the first quarter totaled 22 holes (8,970 metres) focused on advancing Amelia, Espiritu Santo, Santa Teresa and other zones, drill results are expected to be released in the second quarter of 2021. In the second quarter of 2021, additional drilling and metallurgical testing are planned to continue expanding the mineral resources, to generate and test new targets and to advance the oxide heap-leach project concept.

Metalla holds a 2.0% NSR on Santa Gertrudis subject to Agnico's right to buy back 1% for $7.5 million.

Del Carmen

On May 5, 2021, Barrick announced it had initiated a five rig 8,000 metre drill campaign at Del Carmen-Alturas to test high-grade mineralization controls defined under a structural framework study in 2020. Drilling at Rojo Grande on the Del Carmen property was completed, and assays are pending, however the lithology-alteration assemblages observed in the drill core validated the existing geological model. Partial results from drilling at Del Carmen include 1.05 g/t gold over 45.5 metres and 0.86 g/t gold over 19.7 metres. Additional assays are expected to be released by Barrick in Q2 2021.

Metalla holds a 0.5% NSR royalty on the Del Carmen project which is the Argentine portion of the Alturas-Del Carmen project in the prolific El Indio belt.

Wasamac

On April 28, 2021, Yamana Gold Inc. ("Yamana") provided an update on the Wasamac property and Camflo property through their first quarter results. Yamana commenced an exploration and infill drilling campaign to refine and expand upon the potential of Wasamac and its development alternatives. Following an in-depth review of the Wasamac feasibility study, Yamana identified opportunities to optimize the processing plant design and materials handling system to sustain a throughput rate of 7,000 tpd, an increase from the 6,000 tpd throughput stipulated in the 2018 feasibility study. Opportunities to increase metallurgical recoveries at Wasamac will be assessed through metallurgical drilling and test work. Yamana expects to release an updated feasibility study in the third quarter of 2021.

Metalla holds a 1.5% NSR on the Wasamac project subject to a buy back of 0.5% for C$7.5 million.

Beaufor Mine

On April 29, 2021, Monarch Mining Corporation ("Monarch") announced additional drill results from its exploration program at Beaufor with several significant intercepts including 187 g/t gold over 0.5 metres, 151.5 g/t gold over 0.5 metres and 147.5 g/t gold over 0.3 metres. Monarch continues to test for potential resources in proximity to the historical mine. On January 28, 2021, Monarch announced an updated resource estimate for the Beaufor mine. Monarch Mining will continue its exploration plan to grow the mineral resource with the ultimate plan to restart gold production within 8 to 14 months.

Metalla holds a 1.0% NSR on the Beaufor mine once Monarch has produced 100 Koz of gold. To date, approximately 27.3 Koz of gold have been produced from the property.

CentroGold

On April 22, 2021, Oz Minerals Limited ("Oz") announced that field work for the relocation plan study resumed with final reports to be submitted to INCRA for approval in order to lift the injunction on the property. Work continues on environmental reports, updating the pre-feasibility study and progressing preparation for the village relocation.

Metalla holds a 1.0-2.0% NSR royalty on the CentroGold project.

Big Springs

On April 28, 2021, Anova Metals Limited ("Anova") outlined drill permitting applications for the 2021 field program commenced with the goal of aggressively testing extensions to existing resources as well as drilling of high-potential, high-priority new exploration targets. On January 18, 2021 and January 25, 2021, Anova announced high grade drill results at the Big Springs project confirming and extending mineral resources. Significant intercepts include 3.96 g/t over 10.85 metres, 15.23 g/t over 5.49 metres, and 3.98 g/t gold over 4.54 metres. 2021 exploration is expected to continue to aggressively focus on extensions to high grade mineralization at Big Springs.

Metalla holds a 2.0% NSR royalty on the Big Springs project.

Green Springs

Upon commencement of the 2021 drill program, Contact Gold Corp. ("Contact") announced several drill highlights from drilling at the Green Springs project in 2020. In a news release dated March 24, 2021, drilling in the southern end of the mine trend returned 1.53 g/t oxide gold over 19.6 metres infilling a 100-metre gap in the southern extend of mineralization on the mine trend. In a news release dated April 14, 2021, Contact released a drill highlight from the Alpha zone in the northern end of the mine trend, intersection 1.4 g/t gold over 42.6 metres. In 2021, Contact's exploration program is focused on rapidly expanding the footprint of oxidized gold mineralisation at Green Springs, by stepping out on high grade zones along the mine trend.

Metalla holds a 2.0% NSR Royalty on Green Springs.

Camflo

On April 28, 2021, Yamana provided an update on the Camflo property which is located adjacent to and north of the Canadian Malartic mine, Rand property and the recent Odyssey underground discovery. Given its close proximity to the Malartic Mine, it is being considered for inclusion in the Canadian Malartic General Partnership exploration program. A recent high resolution airborne magnetic survey of the Camflo property has identified three high priority drill targets with magnetic signatures similar to the historical Camflo mine. Data compilation also defined the presence of a porphyritic stock similar to that which hosted 90% of the historic 1.65Moz produced at the Camflo mine, located 800 metres to the east of the mine as an additional priority exploration target.

Metalla holds a 1.0% NSR Royalty on Camflo.

Red Hill

On April 27, 2021 NuLegacy Gold Corporation ("NuLegacy") reported the presence of geochemical trends outlining a large mineralized system within the Rift Anticline target. Drilling has commenced for the 2021 spring-summer exploration program which will further explore the significant mineralization from the February 18, 2021, press release where NuLegacy announced they intersected significant gold mineralization at the Rift Anticline prospect. Significant intercepts included 1.6 g/t gold over 16.8 metres and 1.1 g/t gold over 13.9 metres. NuLegacy began drilling the remaining 12 or 13 holes at the Rift Anticline in March 2021.

Metalla holds a 1.5% GOR royalty on the Red Hill project.

Aureus East

On April 12, 2021, Aurelius Minerals Inc. ("Aurelius") reported assay results from underground drilling at Aureus East of 17.4 g/t gold over 3 metres, 5.32 g/t gold over 14.2 metres and 15.1 g/t over 2.7 metres. On April 6, 2021, Aurelius reported high grade results of 132.4 g/t gold over 2 metres, 21 g/t gold over 0.5 metres and 2.91 g/t over 32 metres. Over the reminder of 2021, Aurelius expects to continue to drill its 10,000 metres drill program at the Aureus East project.

Metalla holds a 1.0% NSR royalty on the Aureus East project.

Fortuity 89

On April 12, 2021, Newcrest Mining Ltd. ("Newcrest") provided details of its planned program for Fortuity 89 which include a geophysical program, ground gravity surveys and AMT resistivity surveys. The surveys will be undertaken along with a soil geochemical program intended to identify drill targets for testing this calendar year. On March 9, 2021, Discovery Harbour Resources Corp. announced it had entered an option and earn-in agreement with Newcrest on the Fortuity 89 property which is located four kilometres west of the Caldera property near Tonopah, Nevada. The option and earn-in agreement provide for Newcrest to earn up to 75% of the project for total expenditures of $31.5 million and the completion of a positive preliminary economic assessment.

Metalla holds a 2.0% NSR royalty on the Fortuity 89 project.

Tower Stock

In a press release dated April 20, 2021, White Metal Resources Corp. announced the discovery of a new gold zone yielding 1.7 g/t gold over 82.5 metres in a new gold discovery named the Ellen Zone. The area of the new discovery has seen no historical drilling and is open in all directions.

Metalla holds a 2.0% NSR Royalty on the Tower Stock project.

Mirado

On April 21, 2021, Orefinders Resources Inc. announced a strategic partnership with Kirkland Lake Gold ("Kirkland Lake") whereby Kirkland Lake will be granted the option to acquire up to a 75% interest in the Mirado, McGarry and Knight projects through incurring a total of C$60M in expenditures on the projects.

Metalla holds a 1.0% NSR Royalty capped at C$1.0 million and the right to buy an additional uncapped 1.0% NSR royalty for C$2.0 million on the Mirado mine.

Goodfish-Kirana

On April 14, 2021, Warrior Gold Inc. announced significant gold intercepts and the extension of the strike length in the A zone at Goodfish Kirana. Significant intercepts include 3.74 g/t gold over 6.8 metres and 3.85 g/t gold over 3.8 metres with an extension to the A zone structure to 650 metres length. A zone remains open at depth.

Metalla holds a 1.0% NSR royalty on the Goodfish-Kirana project.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a QP as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email:  info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

(1) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the NI 43-101 Technical Reports for Del Carmen on www.sedar.com.

(2) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the NI 43-101 Technical Reports for Tocantinzinho filed on www.sedar.com and the  Eldorado Gold Annual Information Form Dated March 30, 2020.

(3) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the ASX JORC Code Technical Reports for CentroGold and on file at www.asx.com.au and the Oz Minerals 2020 Annual Report.

(4) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the NI 43-101 Technical Reports for Amalgamated Kirkland on www.sedar.com.

Non-IFRS Measures

The items marked above are alternative performance measures and readers should refer to non-international financial reporting standards ("IFRS") financial measures in the Company's Management's Discussion and Analysis for the three months ended March 31, 2021 as filed on SEDAR and as available on the Company's website for further details. Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS including (a) attributable gold equivalent ounce, (b) average cash cost per attributable gold equivalent ounce, (c) average realized price per attributable gold equivalent ounce, dc) operating cash margin per attributable gold equivalent ounce, which is based on the two preceding measures, and (e) adjusted EBITDA. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC")  applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "does not expect", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.  Forward-looking statements and information include, but are not limited to, the advancement of the properties on which Metalla holds a royalty or streaming interest; the future growth in Metalla's net asset value; the successful completion of certain milestones in respect to the CentroGold project; the satisfaction of future payment obligations by Metalla; the establishment of the New ATM Program and any sales of common shares thereunder; the future availability of funds pursuant to the Beedie convertible loan facility; the future conversion of funds drawn down by Metalla under the Beedie convertible loan facility; the completion by property owners of announced drilling programs and other planned activities in relation to properties on which the Company holds a royalty or streaming interest; future disclosure  by property owners and the expected timing thereof; the completion by property owners of announced capital expenditure programs; the mineral reserve estimates relating to the properties on which Metalla holds a royalty or streaming interest; the estimated production at Higginsville and Beta Hunt; the estimated silver and gold production at COSE and Joaquin; the forecasted JORC resource on New Luika; the release of additional assays at Del Carmen in Q2 2021; the completion of an updated feasibility study at Wasamac and the expected timing thereof; the lifting of the injunction at the CentroGold property; the potential inclusion of the Camflo property in the Canadian Malartic General Partnership exploration program; the completion of a positive preliminary economic assessment for Fortuity 89; the exercise of Kirkland Lake's option to acquire up to a 75% interest in the Mirado, McGarry and Knight projects; the future exploration plan and the future restart of gold production at the Beaufor Mine; the future earn-in by Newcrest of a 75% interest in the Fortuity 89 project; the potential for Metalla to be a leading gold and silver company for the next commodities cycle; Metalla's future plans and objectives; future expectations regarding the royalties and streams of Metalla; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty; the mineral reserves and resource estimates for the properties with respect to which the Company has or proposes to acquire an interest; future gold and silver prices; other potential developments relating to, or achievements by the counterparties for Metalla's stream and royalty agreements, and with respect to the mines and other properties in which Metalla has, or may acquire, a stream or royalty interest; and estimates of future production, costs and other financial or economic measures.

Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: changes in commodity prices; lack of control over mining operations; exchange rates; delays in or failure to receive payments; delays in construction; delays in the sale of the mines; third party reporting; the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; disruptions related to the COVID-19 pandemic or other health and safety issues, or the responses of governments, communities, partner operators, the Company and others to such pandemic or other issues; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent Annual Information Form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.